New America Energy Corp.

240 Vaughan Drive, Suite B

Alpharetta, GA 30009

August 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Re:	New America Energy Corp.
Amendment No. 4 to Offering Statement on Form 1-A
Filed July 6, 2021
File No. 024-11444

Dear Sir or Madam:

We are in receipt of the Commissions comment letter dated July 28, 2021, and submit the following in response to the questions therein.

Offering Statement on Form 1-A Description of Business, page 16.

Comment 1:  Please disclose whether your acquisition of the assets of Third Bench Holdings, which according to the press release attached to your June 25, 2021 8-K is “a holding company for three subsidiary companies operating as an architectural millwork and dealers in the cabinetry, kitchen and bath areas,” will change your principal products and services. If so, provide additional information about this changed business model and ensure that the cover page includes complete information as to your current business operations. Please refer to Part II, Item 1 and Item 7 of Form 1-A.

Response 1:  The acquisition proposed in the Binding Letter of Intent is subject to several contingencies, and as the acquisition has not yet closed, there has been no change to the business model of the Company.  The current business operations remain the same as those disclosed in the Offering Statement.  For this reason, after careful consideration, the Company feels that it would be premature to change this information, which could prove misleading to shareholders and investors if the transaction does not close.  In the event that the acquisition does close, the Company plans to file a detailed 1-U or 8-K, and post-effective/post-qualification amendment to the Offering Statement at the appropriate time, which would include such information.

Page 2 Condensed Consolidated Financial Statements

At February 28, 2021 and August 31, 2020 Note 12 - Subsequent Events, page F-17

Comment 2:  Please tell us why your Binding Letter of Intent for the Acquisition of Third Bench Holdings LLC is not disclosed as a subsequent event in accordance with ASC 855- 10. Provide us with your analysis to determine whether this acquisition is considered probable and therefore, historical financial statements or pro forma financial statements should be included in your filing. Refer to Rule 3-05, Rule 8-04, Rule 8-05 and Article 11 of Regulation S-X as applicable in your response.

Response 2:  The acquisition has not yet closed, and cannot be considered probable at present, and therefore the Company feels that historical financial statements or pro forma financial statements should not be included in this filing.  In the event that the acquisition does close, the Company plans to file a detailed 1-U or 8-K, and a post-effective/post-qualification amendment to the Offering Statement at the appropriate time, which would include such financial statements.  Until that time, after careful consideration, the Company feels that it would be premature to provide this information, which could prove misleading to shareholders and investors if the acquisition does not close.

With the foregoing in mind, the Company plans to file a Request for Acceleration later today, as the Company’s Offering has been approved for sales in Connecticut. We hope the Commission will approve this request.

Thank you.

Sincerely,

New America Energy Corp.

/s/ Jeffrey M. Canouse

Jeffrey M. Canouse

Chief Executive Officer